ORBIS

Warsaw, 2003-05-16


03022519

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


RECEIVED
MAY 30 2003
PROCESSING
SECTION
WASH, D.C.
187

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the 1st quarter 2003 Consolidated Report.

Best regards



Krzysztof Gerula
Vice-President

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3,6125

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, May 15, 2003.

Report SA-QS 1/2003

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 1st quarter 2003.


PROCESSING
MAY 30 2003
SECTION

Date submitted: 15.05.2003

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	1 quarter 2003 ended Mar. 31, 2003 cumulative	1 quarter 2002 ended Mar. 31, 2002 cumulative	1 quarter 2003 ended Mar. 31, 2003 cumulative	1 quarter 2002 ended Mar. 31, 2002 cumulative
I. Net sales revenues	149 014	162 395	35 084	44 954
II. Operating profit (loss)	-14 016	-16 971	-3 300	-4 698
III. Profit (loss) before taxation	-12 189	-16 920	-2 870	-4 684
IV. Net profit (loss)	-10 631	-14 884	-2 503	-4 120
V. Net cash flows from operating activities	-10 262	-6 493	-2 416	-1 797
VI. Net cash flows from investing activities	-73 284	-5 552	-17 254	-1 537
VII. Net cash flows from financing activities	-5 441	-6 007	-1 281	-1 663
VIII. Total net cash flows	-88 987	-18 052	-20 951	-4 997
IX.. Total assets	1 448 029	1 456 865	328 709	404 280
X. Liabilities and reserves for liabilities	262 103	273 003	59 499	75 758
XI. Long-term liabilities	72 886	48 408	16 545	13 433
XII. Short-term liabilities	84 406	106 582	19 161	29 577
XIII. Shareholders' equity	1 176 729	1 172 377	267 123	325 335
XIV. Share capital	92 154	92 154	20 919	25 573
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,84	0,99	0,20	0,27
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	25,54	25,44	5,80	7,06
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET

	as at Mar. 31, 2003 end of 1st quarter 2003	as at Dec. 31, 2002 end of prior quarter 2003	as at Mar. 31, 2002 end of 1st quarter 2002	as at Dec. 31, 2001 end of prior quarter 2002
Assets				
I. Fixed assets	1 241 085	1 225 703	1 277 820	1 286 298
1. Intangible assets	8 760	9 326	10 016	10 619
- of which goodwill	3 268	3 560	4 436	4 728
2. Goodwill of subsidiary companies	0	0	0	0
3. Tangible fixed assets	1 194 913	1 180 808	1 176 551	1 185 784
4. Long-term receivables	2 640	2 754	2 708	2 567
4.1. From subsidiary and associated companies	970	970	1 212	1 212
4.2. From other companies	1 670	1 784	1 496	1 355
5. Long-term investments	14 621	14 256	67 198	66 322
5.1. Real estste	3 879	3 879	12 601	12 601
5.2. Intangible assets	0	0	0	0
5.3. Long-term financial assets	10 347	9 982	54 202	53 326
a) in subsidiary and associated companies, of which:	8 445	8 340	9 653	8 766
- shares in companies valued under the equity method	3 397	3 363	2 459	2 433
- shares in subsidiary and associated companies excluded from consolidation	501	504	254	838
b) in other companies	1 902	1 642	44 549	44 560
5.4. Other long-term investments	395	395	395	395
6. Long-term deferred expenses	20 151	18 559	21 347	21 006
6.1. Deferred income tax	20 141	18 541	18 830	18 628
6.2. Other deferred expenses	10	18	2 517	2 378
II. Current assets	206 944	237 453	179 045	189 307
1. Inventories	12 495	13 974	15 127	16 899

2.1. From subsidiary and associated companies	2 137	3 472	8 122	5 889
2.2. From other companies	64 047	56 888	59 734	54 553
3. Short-term investments	111 819	156 307	82 044	105 229
3.1. Short-term financial assets	96 560	141 048	67 063	90 248
a) in subsidiary and associated companies	0	0	0	0
b) in other companies	44 962	463	0	5 133
c) cash and cash equivalents	51 598	140 585	67 063	85 115
3.2. Other short-term investments	15 259	15 259	14 981	14 981
4. Short-term deferred expenses	16 446	6 812	14 018	6 737
Total Assets	1 448 029	1 463 156	1 456 865	1 475 605
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 176 729	1 187 363	1 172 377	1 188 515
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	725 801	724 005	689 408	689 820
5. Revaluation capital	269 970	270 047	287 864	287 874
6. Other reserve capitals	0	0	0	0
7. Foreign currency translation differences on the Company's divisions	0	0	0	0
a) positive foreign exchange differences	0	0	0	0
b) negative foreign exchange differences	0	0	0	0
8. Prior years' profit (loss)	99 435	66 574	117 835	67 143
9. Net profit (loss)	-10 631	34 583	-14 884	51 524
10. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Minority shareholders' interests	9 197	10 331	10 894	10 990
III. Negative goodwill of subsidiary companies	0	0	591	788
IV. Liabilities and reserves for liabilities	262 103	265 462	273 003	275 312
1. Reserves for liabilities	96 469	91 217	107 718	104 034
1.1. Reserve for deferred income tax	16 999	16 269	15 387	15 717
1.2. Provisions for pension and similar benefits	43 964	45 355	55 004	55 180
a) long-term provisions	38 324	39 715	48 260	47 997
b) short-term provisions	5 640	5 640	6 744	7 183
1.3. Other provisions	35 506	29 593	37 327	33 137
a) long-term provisions	19 428	19 090	18 119	18 358
b) short-term provisions	16 078	10 503	19 208	14 779
2. Long-term liabilities	72 886	73 228	48 408	48 227
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	72 886	73 228	48 408	48 227
3. Current liabilities	84 406	92 855	106 582	115 457
3.1. To subsidiary and associated companies	278	835	5 020	838
3.2. To other companies	71 223	82 638	87 509	104 058
3.3. Special funds	12 905	9 382	14 053	10 561
4. Accrued expenses and deferred income	8 342	8 162	10 295	7 594
4.1. Negative goodwill	0	0	0	0
4.2. Other accrued expenses and deferred income	8 342	8 162	10 295	7 594
a) long-term accruals	187	200	0	8
b) short-term accruals	8 155	7 962	10 295	7 586
Total Shareholders' Equity and Liabilities	1 448 029	1 463 156	1 456 865	1 475 605

Book value	1 176 729	1 187 363	1 172 377	1 188 515
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	25,54	25,77	25,44	25,79
Diluted number of shares	0	0	0	0
Book value per share (in PLN) - diluted	0	0	0	0

OFF-BALANCE-SHEET ITEMS

	as at Mar. 31, 2003 end of 1st quarter 2003	as at Dec. 31, 2002 end of prior quarter 2003	as at Mar. 31, 2002 end of 1st quarter 2002	as at Dec. 31, 2001 end of prior quarter 2002
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-				
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-				
2. Contingent liabilities	4 993	4 993	5 394	4 993
2.1. In favour of subsidiary and associated companies (due to)	4 993	4 993	4 993	4 993
- guarantees extended	4 993	4 993	4 993	4 993
-				
2.2. In favour of other companies (due to)	0	0	401	0

- guarantees extended	0	0	401	0
-				
3. Other (due to)	6 428	6 428	6 530	6 609
- promissory note declarations	6 428	6 428	6 530	6 609
Total off-balance-sheet items	11 421	11 421	11 924	11 602

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	1st quarter 2003 ended Mar. 31, 2003	1 quarter 2003 ended Mar. 31, 2003 cumulative	1st quarter 2002 ended Mar. 31, 2002	1 quarter 2002 ended Mar. 31, 2002 cumulative
I. Net sales revenues	149 014		162 395	
- of which sales to subsidiary and associated companies	1 705		7 836	
1. Net sales of products	147 646		160 742	
2. Net sales of merchandise and raw materials	1 368		1 653	
II. Cost of products, merchandise and raw materials sold	128 639		142 665	
- of which sold to subsidiary and associated companies	2 293		1 790	
1. Cost of products sold	128 078		141 935	
2. Cost of merchandise and raw materials sold	561		730	
III. Gross profit (loss) on sales (I-II)	20 375		19 730	
IV. Distrubution expenses	8 827		9 548	
V. General administrative expenses	24 427		25 260	
VI. Profit (loss) on sales (III-IV-V)	-12 879		-15 078	
VII. Other operating income	3 646		3 381	
1. Gain on disposal of non-financial fixed assets	970		1 780	
2. Subsidies	6		9	
3. Other operating income	2 670		1 592	
VIII. Other operating expenses	4 783		5 274	
1. Loss on disposal of non-financial fixed assets	0		0	
2. Reveluation of non-financial fixed assets	48		25	
3. Other operating costs	4 735		5 249	
IX. Operating profit (loss) (VI+VII-VIII)	-14 016		-16 971	
X. Financial income	5 344		3 838	
1. Equity income – dividends	0		0	
- of which from subsidiary and associated companies	0		0	
2. Interest receivable	818		982	
- of which from subsidiary and associated companies	0		0	
3. Gain on disposal of investments	518		0	
4. Reveluation of investments	0		0	
5. Other financial income	4 008		2 856	
XI. Financial expenses	3 517		4 073	
1. Interest payable	557		1 740	
- of which to subsidiary and associated companies	0		0	
2. Loss on disposal of investments	0		0	
3. Reveluation of investments	0		0	
4. Other financial expenses	2 960		2 333	
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	0		0	
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	-12 189		-17 206	
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	0		89	
1. Extraordinary gains	0		99	
2. Extraordinary losses	0		10	
XV. Write-down from goodwill of subsidiary companies	0		0	
XVI. Write-down from negative goodwill of subsidiary companies	0		197	
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	-12 189		-16 920	
XVIII. Corporate income tax	-386		-1 004	
a) current portion	484		217	
b) deferred portion	-870		-1 221	
XIX. Other obligatory profit decreases (loss increases)	0		0	
XX. Share in net profits (losses) of companies valued under the equity method	34		26	
XXI. Minority shareholders' (profit) loss	1 138		1 006	
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	-10 631		-14 884	

Net profit (loss) (on annual basis)	38 836		45 501	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	0,84		0,99	
Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	1st quarter 2003 ended Mar. 31, 2003	1 quarter 2003 ended Mar. 31, 2003 cumulative	1st quarter 2002 ended Mar. 31, 2002	1 quarter 2002 ended Mar. 31, 2002 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 187 363		1 188 515	
a) changes in accepted accounting principles (polices)	0		-977	
b) corrections of material faults	0		0	
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 187 363		1 187 538	
1. Share capital at the beginning of period	92 154		92 154	
1.1. Changes in share capital	0		0	
a) additions, of which:	0		0	
- issuance of shares	0		0	
-				
b) reductions, of which:	0		0	
- retirement of shares	0		0	
-				
1.2. Share capital at the end of period	92 154		92 154	
2. Not paid-up share capital at the beginning of period	0		0	
2.1. Changes in not paid-up share capital	0		0	
a) additions, of which:	0		0	
-				
b) reductions, of which:	0		0	
-				
2.2. Not paid-up share capital at the end of period	0		0	
3. Own shares in treasury at the beginning of period	0		0	
3.1. Changes in own shares in treasury	0		0	
a) additions, of which:	0		0	
-				
b) reductions, of which:	0		0	
-				
3.2. Own shares in treasury at the end of period	0		0	
4. Reserve capital at the beginning of period	724 005		689 820	
4.1. Changes in reserve capital	1 796		-412	
a) additions, of which:	1 796		10	
- additional paid-in capital from issuance of shares	0		0	
- distribution of profit (by law)	0		0	
- distribution of profit (in excess of value required by law)	0		0	
- sale or disposal of tangible fixed assets	77		10	
- consolidation adjustments	1 719		0	
b) reductions, of which:	0		422	
- coverage of loss	0		0	
- consolidation adjustments	0		422	
4.2. Reserve capital at the end of period	725 801		689 408	
5. Revaluation capital at the beginning of period	270 047		287 874	
5.1. Changes in revaluation capital	-77		-10	
a) additions, of which:	0		0	
-				
b) reductions, of which:	77		10	
- sale or disposal of tangible fixed assets	77		10	
-				
5.2. Revaluation capital at the end of period	269 970		287 864	
6. Other reserve capital at the beginning of period	0		0	
6.1. Changes in other reserve capital	0		0	
a) additions, of which:	0		0	
-				
b) reductions, of which:	0		0	
-				
6.2. Other reserve capital at the end of period	0		0	
7. Foreign currency translation differences on the Company's divisions	0		0	
8. Prior years' profit (loss) at the beginning of period	101 157		118 667	
8.1. Prior years' profit at the beginning of period	104 313		118 930	
a) changes in accepted accounting principles (polices)	0		-977	
b) corrections of material faults	0		0	
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	104 313		117 953	
a) additions, of which:	0		168	
- distribution of prior years' profit	0		0	
- consolidation adjustments	0		168	

- consolidation adjustments	1 722		0	
8.3. Prior years' profit at the end of period	102 591		118 121	
8.4. Prior years' loss at the beginning of period	3 156		263	
a) changes in accepted accounting principles (polices)	0		0	
b) corrections of material faults	0		0	
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	3 156		263	
a) additions, of which:	0		23	
- transition of prior years' loss to be covered	0		0	
-coverage from reserve capital	0		23	
b) reductions, of which:	0		0	
-				
8.6. Prior years' loss at the end of period	3 156		286	
8.7. Prior years' profit (loss) at the end of period	99 435		117 835	
9. Net profit (loss)	-10 631		-14 884	
a) net profit	0		0	
b) net loss	10 631		14 884	
c) charges on the profit	0		0	
II. Shareholders' Equity at the end of period (closing balance)	1 176 729		1 172 377	
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0		0	

CONSOLIDATED SATEMENT OF CASH FLOWS

	1st quarter 2003 ended Mar. 31, 2003	1 quarter 2003 ended Mar. 31, 2003 cumulative	1st quarter 2002 ended Mar. 31, 2002	1 quarter 2002 ended Mar. 31, 2002 cumulative
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	-10 631		-14 884	
II. Total adjustments	369		8 391	
1. Minority shareholders' (profit) loss	-1 138		-1 006	
2. Share in net (profits) losses of companies valued underthe equity method	-34		-26	
3. Depreciation and amortisation	17 164		20 625	
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	0		197	
4. (Gain) loss on foreign exchange differences	235		0	
5. Interest and dividends	511		1 719	
6. (Gain) loss on investing activities	-1 418		-1 780	
7. Change in provisions	5 252		6 969	
8. Change in inventories	1 478		1 558	
9. Change in receivables	-6 439		-6 924	
10. Change in current liabilities (excluding loans and bank credits)	-3 992		-7 554	
11. Change in deferred and accrued expenses	-11 047		-6 606	
12.Other adjustments	-203		1 416	
III. Net cash flows from operating activities (I+/-II)	-10 262		-6 493	
B. Cash flows from investing activities				
I. Cash provided by investing activities	253 802		9 439	
1. Disposal of intangible assets and tangible fixed assets	3 957		4 429	
2. Disposal of investments in real-estate and intangible assets	0		0	
3. From financial assets, of which:	0		5 010	
a) in subsidiary and associated companies	0		0	
- disposal of securities	0		0	
- dividends and shares in profits	0		0	
- long-term loans collected	0		0	
- interest received	0		0	
- other income from financial assets	0		0	
b) in other companies	0		5 010	
- disposal of securities	0		5 010	
- dividends and shares in profits	0		0	
- long-term loans collected	0		0	
- interest received	0		0	
- other income from financial assets	0		0	
4. Other investing income	249 845		0	
II. Cash used in investing activities	-327 086		-14 991	
1. Purchases of intangible assets and tangible fixed assets	-33 124		-14 971	
2. Purchases of investments in real-estate and intangible assets	0		0	
3. For financial assets, of which:	0		-10	

a) in subsidiary and associated companies	0		-10	
- acquisition of securities	0		-10	
- long-term loans granted	0		0	
b) in other companies	0		0	
- acquisition of securities	0		0	
- long-term loans granted	0		0	
4. Dividends and other shares in profits paid to minority shareholders	0		0	
5. Other investing expenses	-293 962		-10	
III. Net cash flows from investing activities (I-II)	-73 284		-5 552	
C. Cash flows from financing activities				
I. Cash provided by financing activities	16 693		7 021	
1. Issuance of shares and other capital securities and additional paid-in capital	0		0	
2. Bank credits and loans contracted	14 729		4 770	
3. Issuance of debt securities	0		0	
4. Other financial income	1 964		2 251	
II. Cash used in financing activities	-22 134		-13 028	
1. Acquisition of own shares	0		0	
2. Dividends and other payments to shareholders	0		0	
3. Profit distribution expenses other than payments to shareholders	0		0	
4. Payments of bank credits and loans	-19 325		-9 462	
5. Redemption of debt securities	0		0	
6. Payments of other financial liabilities	0		0	
7. Finance lease commitments paid	0		0	
8. Interest paid	-1 045		-1 515	
9. Other financial expenses	-1 764		-2 051	
III. Net cash flows from financing activities (I-II)	-5 441		-6 007	
D. Total net cash flows (A.III+/-B.III+/-C.III)	-88 987		-18 052	
E. Change in balance-sheet cash and cash equivalents	-88 987		-18 052	
- of which change in cash and cash equivalents due to foreign exchange differences	0		0	
F. Cash and cash equivalents - beginning of period	140 585		85 115	
G. Cash and cash equivalents - end of period (F+/-D)	51 598		67 063	
- of which those with restricted availability	0		0	

K

K **COMMENTARY**

Skonsolidowany raport kwartalny powinien ponadto zawierać informacje określone w § 61 ust. 3 i 4, z uwzględnieniem ust. 7 Rozporządzenia Rady Ministrów z dnia 16 października 2001 r. - Dz. U. Nr 139, poz. 1569 i z 2002 r. Nr 31, poz. 280

SIGNATURES

Signature(-s) of person(-s) representing the Company

Date	Name	Position	Signature

Description to the consolidated report for the 1st quarter of 2003

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as at March 31, 2002 and 2003, and as at December 31, 2002 and 2001, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity as at the 1st quarter of 2003 and as at the 1st quarter of 2002.

1.2 The financial statements have been prepared on the assumption that the Companies constituting the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o. and financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:
- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

The financial statements of these companies as at March 31, 2003 have not been consolidated as figures they have reported are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the 1st quarter of the year 2003:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at December 31, 2003, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.
The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less depreciation write-offs calculated according to the rates reflecting the period of their use and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets

Fixed assets are valued at acquisition cost or at cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the equity. The last revaluation of the fixed assets was performed as at January 1, 1995.

account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived there from. In case of a permanent loss in value of a fixed asset under construction, a revaluation write-off is made so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet, as the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of this land and that were issued at the time of transfer of title to use by local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, Companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.5 Depreciation

As at the date of acquisition of an intangible fixed asset or a fixed asset, a rate of depreciation is determined reflecting the period of economic life of a given fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported

2.6 Long-term investments

Long-term investments comprise assets kept by companies for the purposes of generating economic benefit, among others real property, long-term financial assets (interests, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the acquisition cost or price of purchase, if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land, adjusted to reflect the level of market value as at the balance sheet day.

2.7 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

2.8 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of this land and that were issued at the moment of transfer of title to use this land.

2.9 Derivatives

Derivatives are reported when Companies become a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.

Profit or loss derived from derivatives is reported in income or financial costs, accordingly, and in the cash flow statement as a flow from operating activities.

2.9.1 Reporting securing derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of a instrument securing the fair value are reported, as at the balance sheet date, as costs or financial income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as income or financial costs.

Profits and losses derived from a change in the fair value of an instrument securing cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of related item that is being secured. The inefficient part is accounted for in the profit and loss account under „income" or "financial costs" item. Profits and losses from the protecting instrument are reported in the profit and loss account when the secured item of assets and liabilities affects the profit and loss account.

2.9.2 Derivatives incorporated in contracts

Derivatives incorporated in contracts are conditions following from an executed contract as a result of which a part or the entirety of cash flows derived from the contract changes in a manner similar to that that would be caused by independent derivatives. They form part of the so called basic contracts.

2.10 Creditors and debtors

instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the bank serving Companies forming the Group, which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the bank serving Companies forming the Group, which cannot be higher than the average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,
- amounts due from debtors put into liquidation or in the state of bankruptcy

up to 100% of the amount due.

Also, general revaluation write-offs are made for amounts due from debtors that have been

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

2.11 Stocks

Tangible current assets are appraised at the acquisition cost at the date of their acquisition.

The acquisition cost is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Companies' transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.13 Deferred costs and prepayments

Deferred costs and prepayments (assets) are reported according to the nominal value of costs (expenses) actually incurred or according to revenues posted to the profit and loss account. Deferred costs are costs of set up provisions for operating and financial activities and are appraised according to the estimated value of these costs.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash and cash equivalents received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

2.14 Income tax

According to the Polish regulations, Companies forming the Orbis Group calculate the corporate income tax due to be paid in 2003 at 27% of its taxable income for the purposes of current tax and deferred income tax.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purpose,
- setting up a provision for liabilities relating to the basic operating activities (e.g. wages and salaries, derivates from provisions for wages and salaries, posted but not paid costs of energy)
- accrued but unpaid interest on loans, resulting from executed contracts,
- setting up a provision for liabilities to employees for retirements benefits and jubilee awards,
- accrued unrealized negative foreign exchange differences,

Provision for deferred income tax is set up in the amount of the income tax to be due in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Meeting.
The item "revaluation reserve" includes the following:

- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported.. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;

The value of perpetual usufruct of land disclosed so far in the off-balance sheet registers was reported as an increase in capital under the "profit/loss brought forward".

2.16 Provisions

Companies forming the Group set up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions. The provisions are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards, for income tax as well as other liabilities.
The provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified, appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining financial result

In the Orbis Group the net financial result is composed of:
a) operating result

- profit (loss) from basic operating activities

b) result from financial operations
c) extraordinary items
d) obligatory charges of financial result for income tax and payments equalized with them on the basis of separate regulations, as broken down into:
- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result from basic operating activities constitutes a difference between income and costs relating to the basic operating activities. Revenues from the sale of services are valued according to invoiced and rendered services.

Result on other operating activities constitutes a difference between income and costs directly relating to operating activities. Other operating income and costs embrace the following:
- income and costs being a result of ongoing events that took place in the course of the reporting period
- income and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial ones,
- income as a result of benefits generated in the preceding years being cleared in the future periods.

The result on financial operations constitutes a difference between financial income and financial costs comprising the following groups:
- income from interest, dividends and other benefits resulting from financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivables other than those treated as financial assets and costs of interest on trade liabilities and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result of extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of

such a provision or the change of its amount.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

3. Analysis of figures reported in the balance sheet

3.1 As at the end of the 1st quarter of 2003 no major changes occurred in the balance sheet total of the Orbis Group, as compared to the balance as at March 31, 2002. The most significant impact on results generated by the Orbis Group is exerted by the dominant company Orbis S.A., assets of which account for 94.1% of assets of the consolidated balance sheet while revenues from the sale of finished products, goods and raw materials contribute a 74.7% share in the Group's revenues.

3.2 Assets

The structure of assets is dominated by fixed assets, the share of which fluctuates from 84% to 87% - as at the end of the 1st quarter of 2003 it amounted to 85.7%. This is due to the nature of the operations of the dominant entity which holds substantial properties in the form of hotel buildings and land. The main item under the fixed assets are thus the tangible fixed assets (96.3% at the end of the 1st quarter of 2003), i.e. buildings, premises, civil and water engineering constructions as well as land and titles to perpetual usufruct of land.

The remaining items of the balance sheet to a minor extent contribute to the structure of fixed assets in the Group. Long-term investments account for 1.2% of assets. The long-term deferred costs account for 1.6% and intangibles are a marginal item with a share below 1%. Companies constituting the Orbis Group invest primarily in long-term financial assets – shares and interests in affiliated companies. Orbis S.A. holds the most valuable investments as it also invests in real property.

As at the end of the 1st quarter of 2003 the level of fixed assets was by 2.8% lower than in the 1st quarter of the preceding year. The most significant decrease (by 78.2%) was reported in long-term investments which was brought about predominantly by the sale of the Dutch company under the business name AWSA Holland II BV by Orbis S.A. in the year 2002 and reclassification of real property and shares and interests held by Orbis S.A. in other companies, that used to be treated as long-term investments, to short-term investments. Additionally, minor changes occurred in tangible fixed assets that were related to the purchase and modernization (increase in the balance by 1.6% as compared to the preceding year).

The share of current assets in the structure of the Orbis Group's assets grew from 12.3%

investments, in terms of value dominated by cash and cash equivalents and other cash assets (46.1%), account for more than a half of current assets (54%). As compared to the end of the 1st quarter of 2002, their level decreased by 23%. Shares and interests in other companies held by Orbis S.A. represent the second largest item (40.2%). Short-term debtors (32% share) are predominantly trade debtors. Most transactions entered into by all the Companies constituting the Orbis Group are with non-affiliated entities Short-term deferred costs and prepayments account for 7.9% of Group's current assets. As compared to the end of the 1st quarter of 2002, the share of stocks in the structure of Group's current assets went down from 8.4% to 6%, mainly as a result of deliberate policy of stock limitation carried out by Orbis S.A., though such procedures are also applied by the remaining Companies constituting the Orbis Group.

Following the 1st quarter of 2003 the balance of the Group's current assets was by 15.6% higher than in the past year. The main reason for this increase was the growth of the value of short investments by 36.3%, connected with the reclassification of shares and interests in other companies held by Orbis S.A. from long-term investments. The level of short-term debtors recorded a slight fall by 2.5%. The policy of stocks limitation consistently pursued by the Companies forming the Group brought about a 17.4% drop in the balance of stocks as compared to the 1st quarter of the preceding year.

3.3 Liabilities

The shareholders' equity of the Orbis Group comprises the initial capital of the dominant company, the supplementary capital, the revaluation reserve, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 81.3% of the Group's total liabilities in the 1st quarter of 2003. The initial capital accounts for 7.8% of the shareholders' equity, the supplementary capital for 61.7% and the revaluation reserve for 22.9%.

Provisions and long-term creditors dominate in the structure of outside sources of financing (36.8%) and are followed by short-term creditors (32.2%) and long-term creditors account for 27.8% of total creditors and provisions. Accruals and deferred income account for 3.2% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income.

As compared to the 1st quarter of 2002, the value of equity remained at a nearly unchanged level.

The level of provisions for liabilities at the end of the 1st quarter of 2003 was by 10.4% lower than at the end of the 1st quarter of 2002. In terms of value, the major item are the provisions for retirement benefits and equivalent (45.6% share in the structure of provisions), the balance of which as compared to the corresponding period of the past year declined by 20%. This was a result of liquidation of a part of provisions by Orbis S.A. because both Orbis Transport and Orbis Travel increased the amount of that provision. In the entire Group, the amount of provisions for retirement benefits and equivalents equaled PLN 43,964 thousand

Liabilities towards other companies (91.6%) dominate total liabilities.

1st quarter of the preceding year. The decrease in the amount of creditors resulted, among others, from the repayment of short-term loans. Also, trade creditors went down.

As compared to the end of the 1st quarter of 2002, long-term creditors grew by 50.6% which was brought about by the drawing of a subsequent tranche of the long-term credit by Orbis S.A.

4. Analysis of the figures reported in the financial statements – changes in equity

No changes occurred in the share capital of the Group in the 1st quarter of 2003.

Insignificant changes in the supplementary capital and revaluation reserve that occurred in the period under discussion resulted from the posting of certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of Group's assets. The supplementary capital went up also as a result of consolidation adjustments.

A drop in the item profits from previous years was attributable to consolidation adjustments. The amount of losses from previous years remained at the same level. As at the end of the reporting period, profits from previous years amounted to PLN 99,435 thousand.

In the current period, the Group incurred a loss of PLN 10,631 thousand.

The Group's equity as at the end of the 1st quarter of 2003 amounted to PLN 1,176,729 thousand which means that no major changes occurred in its level over the period under discussion.

5. Analysis of figures reported in the cash flow statement

The cash flow statement of the Orbis Group is prepared by indirect method. Total result achieved by the Group is mostly influenced by the results of the dominant company.

In the 1st quarter of 2003, the Companies belonging to the Orbis Group reported negative net cash flow from operating activities. The main reason was a net loss that was incurred but was not set off by positive non-cash adjustments. The dominant item in non-cash costs exerting an influence on the level of cash flow from operating activities was depreciation, the value of which is, among others, a result of a program of hotel base modernization that has been implemented since 1998. Other adjustments of non-cash items were connected with the decrease in the balance of provisions of the Companies and repayment of part of short-term liabilities as well as an increase in provisions for anticipated liabilities and losses (among others, for the deferred income tax and other provisions) and increase in the balance of receivables and deferred income and prepayments.

The investment activities have been dominated by revenues from the sale of financial assets by Orbis followed by revenues from the sale of tangible fixed assets. Expenditure included acquisition of financial assets and outlays for modernization of Orbis S.A. hotels as well as investments made by PBP Orbis in fixed assets (technical appliances

constituting the Orbis Group brought negative cash flow from that type of operations.

The companies avail of credit and loan financing which are the main items of revenues in financial activities. In the 1st quarter of 2003, revenues from these activities were nearly twice as high as in the corresponding period of the preceding year. Expenditure includes predominantly the repayment of credits and loans with interests. Expenditure related to financial activities borne by Companies constituting the Orbis Group were by 69.9% higher than in the 1st quarter of 2002. The net cash flow from financial operations in the Group is negative.

Consequently, the Group reported negative net cash flows in the 1st quarter of 2003.

6. Performance of the Orbis Group

6.1 The overall result of the Orbis Group can be broken down as follows::

1.Performance of consolidated companies, i.e.:

- Orbis S.A.	loss of PLN 8 466 thousand
- PBP Sp. z o.o.	loss of PLN 4 407 thousand
- Orbis Transport Sp. z o.o.	profit of PLN 11 069 thousand
Total loss	**PLN 11 804 thousand**

2. And the following adjustments:

- share of minority shareholders in the profit	+	PLN 1 139 thousand
- contributed profits of Orbis Casino Sp. z o.o.	+	PLN 34 thousand
Total adjustments	**-**	**PLN 1 172 thousand**
Total as at March 31, 2003	**+**	**PLN 10 631 thousand**

6.2 In the 1st quarter of 2003 sales revenues generated by Orbis S.A. amounted to PLN 111,316 thousand, i.e. by 12.3% lower than in the 1st quarter of 2002. Hotel services were sold in the 1st quarter of 2003 in the situation characterized by an occupancy rate of 30.8%, i.e. 3.5 percentage points lower than in the 1st quarter of 2002 and an Average Daily Rate (ADR) at the level of PLN 218.5, i.e. by 0.1% higher as compared to the 1st quarter of 2002. Maintained level of the ADR resulted from the impact that a strong EUR/PLN exchange rate exerted on revenues generated in the foreign incoming traffic segment and from bookings made through the reservation systems, the so-called GDS (Global Distribution Systems) in the 1st quarter of 2003. Revenue per available room (RevPAR) amounted to PLN 67.4 PLN, that figure being by 10% lower as compared to the 1st quarter of 2002. In the 1st quarter of 2003, the total number of rooms sold in Orbis S.A. hotels amounted to 268.881, i.e. by 12.2% less than in the 1st quarter of 2002. The total number of available rooms stood at 9.691 which was by 2.3% lower in the 1st quarter of 2002. It should be highlighted that Orbis S.A achieved these results with Sofitel in Cracow having been rendered inoperational.

The expansion of investors observed on the hotel market in Poland that brings about a fast increase in the supply of rooms and intensified competition between hotels is of key importance for the results achieved by hotels. As a result of fast development of the

hotel base in Poland the still weakened demand for hotel services does not allow for the increase in the number of rooms sold in hotels. In the 1st quarter of 2003, results of Orbis S.A. hotels were to a large extent affected also by the economic situation in Poland and worldwide, in particular in the member states of the European Union and a threatened outbreak of war in Iraq and related curbing of the international tourist traffic.

As regards the business segment, sales of rooms fell by 6.3%, and its share in the total number of rooms sold amounted to 67.3%. The average rate per room sold in the business segment amounted to PLN 238.9 PLN, recording a drop by 4,0%. According to forecasts of the Central Statistical Office, the GDP growth in Poland in the 1st quarter of 2003 stood at 2.1% at the most as compared to 0.2% in the 1st quarter of 2002. The deteriorating dynamics of a drop in the number of rooms sold and the average rate in the business segment observed in the 1st quarter of 2003, as compared to the 1st quarter of 2002 (decrease in the number of rooms sold in the business segment in the 1st quarter of 2002 as compared to the 1st quarter of 2001 equaled 26.8%, while the average rate in that segment went down by 7.3%), confirms the fact that the potential of business traffic growth in hotels is seriously limited due to severe competition.

As compared to the 1st quarter of 2002, sales of rooms to tourists fell by 22.1% in the 1st quarter of 2003 and their share in total rooms sold amounted to 32.7%, i.e. it dropped by 4.2 percentage points.. The average rate per room sold in the tourist segment rose by 7.1% to reach PLN 178.6 PLN. The fall in the number of rooms sold in the tourist segment is attributable to the war waged in Iraq, which is confirmed by the number of rooms sold to guests from USA and Canada and Israel.

In the 1st quarter of 2003, Poles accounted for 49.8% of guests, that figure being similar to that reported in the 1st quarter of 2002 when the share they contributed to the total number of rooms sold stood at 50.3%. Among foreigners, Germans (11.9%), followed by Scandinavians (5.4%), Italians (4.5%), the British (3.8%) and Israelis (3.4%) represented the largest nationality groups. The results of the 1st quarter of 2003 reflect the effects of the anticipated war in Iraq: sales of rooms to guests from Israel fell by 48%, sales of rooms to guests from USA and Canada went down by 26.8%, and their share in the total number of rooms sold was 2.6% (3.1% in the 1st quarter of 2002).

Continued program of employment restructuring brings about a constant reduction in the number of employees. As at the end of the 1st quarter of 2003, the average employment at the level of 5,908 was by 14.6% lower than in the past year, the drop covers also the reduction of employees as a result of liquidation of Sofitel. The employment coefficient went down from 0.63 at the end of the 1st quarter of 2002 down to 0.56 in the year 2003. The average wages and salaries level of PLN 2,229 is by 2% higher than in the preceding year, which is also linked to the liquidation of posts in Sofitel.

In the 1st quarter of 2003, the share of net revenues from the sale of finished products, goods for resale and raw materials in total revenues amounted to 95.9%, while the share of costs of products sold in total costs - 75,2% (including costs of sales and general overheads – 96.5%), and therefore changes in those items determine the Company's financial result to the most extent.

Following the 1st quarter of 2003 the incurred costs of finished products, goods for resale and raw materials were reported at the level of 85.9% of costs incurred in the corresponding period of the preceding year, costs of sales decreased by 8.4%, while general overheads fell by 4.8%.

After the 1st quarter of 2003, the Company suffered a loss on sales amounting to PLN 9,683 thousand. Other operating revenues were by 53.9% higher than in the corresponding period of the past year and other operating costs were by 13.3% lower. Other operating revenues include: revenues from trade marks, revenues from property treated as investments, revenues from the sale of non-financial assets.

In the 1st quarter of 2003, the Company generated financial revenues in the amount of PLN 3,115 thousand (over three times more than in the preceding period) and incurred costs amounting to PLN 642 thousand (by 20.4% lower than in the corresponding period of the preceding year). Result on financial activities was reported at the level of 79% of the result achieved last year. Main items of financial revenues included: profit on the sale of securities, interest on short-term bank deposits and positive exchange rate differences. Financial costs are dominated by costs of interest on credits and loans and negative exchange rate differences.

Following the 1st quarter of 2003, the Company incurred a loss of PLN 8,466 thousand.

6.3 In the 1st quarter of 2003, **PBP Orbis Sp. z o. o.** recorded sales revenues of PLN 23,865 thousand, reflecting a 2.8% increase as compared to the corresponding period of the preceding year. Revenues grew in the organization of congresses in Poland, travel services and incoming traffic. Lower revenues were recorded in the foreign outgoing traffic mainly due to the threat of the war in Iraq and SARS virus risk.

The costs of finished products, goods and raw materials sold in the 1st quarter of 2003 amounted to PLN 23,153 thousand, i.e. by 5.5% higher than in the year 2002. The costs of sales and costs of general overheads were at the level nearing that reported in the preceding year.

Sales revenues accounted for 89.9% of total revenues, while costs of products sold contributed 74.8% to total costs and together with costs of sales and costs of general overheads – 91.9%.

As a result, after the 1st quarter of 2003 the Company incurred a loss on sales. The most substantial loss, as broken down to segments of Company's operations, was noted in foreign outgoing traffic and in incoming traffic, while travel services turned out to be most profitable.

Other operating revenues included liquidated provisions from the preceding year, advertisements in the Orbis catalogue and receipts from the supervision over licenses. Other operating costs comprised predominantly depreciation of goodwill and created write-offs for doubtful receivables. After the 1st quarter 2003, a positive balance of other revenues and operating costs was recorded.

Exchange rate differences represented the basic item of financial activities. Financial revenues were at the level of 78.6% of the figure reported in the preceding year, while costs at the level of 93.3%. After three months of 2003 the balance of financial operations was negative, which was attributable to negative exchange rate differences that grew by PLN 454 thousand as compared to the 1st quarter of 2002.

As a result, the Company ended the 1st quarter of 2003 with a loss of PLN 4,407 thousand.

The Company continues its employment reduction efforts, mainly in the financial and accounting departments, administration and transportation. In the 1st quarter of 2003, the average employment was by 16.8% lower than in the corresponding period of the past year.

6.4 **Orbis Transport Sp. z o.o.,** in the 1st quarter of 2003, increased its sales by 12.7% as compared to the level recorded in the corresponding period of 2002. Sales contributed a 91.5% share to the Company's total revenues and, therefore, changes in the level of generated sales exerts most significant influence on the company's results.

In the same period, costs of products sold, the share of which in total costs of the Company amounted to 82,5%, were by 3.5% higher than in the preceding year. Costs of sales were by 36.4%, and general overheads by 7.4% higher than in the past year.

In the 1st quarter Orbis Transport generated profit on sales.

Other operating activities consisted predominantly in the sale of the Company's assets and, following the 1st quarter of 2003, a positive balance was recorded in other income and operating costs at the level of 56.3% of the result achieved in the past year.

Financial income generated by the Company was by 10.4% and financial costs by 23% lower than in the 1st quarter of the preceding year. The most considerable fall (by 75%) was noted in costs for interest paid by the Company.

As a result, gross profit was by 137% higher than in the 1st quarter of 2002 while the net profit amounting to PLN 1,069 thousand was by 145.2% higher.

In the 1st quarter of 2003, the average employment in Orbis Transport was by 1% lower than in 2002 and amounted to 207 persons.

7. Additional information

7.1 As at May 15, 2003, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly of Shareholders as	Changes from Feb.28, 2003 till	Share in the initial capital as at May 15, 2003 (corresponds to	No of shares as at May 15, 2003

	at Feb.28, 2003	May 15, 2003	number of votes)	the number of votes)
Accor SA	29.34%	-	29.34%	13 519 251
Deutsche Bank AG	12.42%	-	12.42%	5 721 357
State Treasury	4.07%	-	4.07%	1 875 000
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd.	5%	-	5%	2 307 600
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652
Other shareholders	39.09%	-	39.09%	18 011 295

7.2 As at March 31, 2003, the initial capital of the Polish Travel Agent Orbis Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at March 31, 2003
Orbis S.A.	70.409
Beton Stal S.A.	16.312
Invor Sp. z o.o.	5.423
Chrobot Reisebüro	0.245
Wilanów Sp. z o.o.	0.064
Biuro Podróży Zbigniew	0.009
Natural persons	7.538

According to possessed information, no changes occurred in respect of the shareholding of Orbis Travel shareholders since the date of submission of the preceding quarterly report.

7.3 As at March 31, 2003, the initial capital of Orbis Transport Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at December 31, 2002
Orbis S.A.	84.437
L.G. Petro Bank S.A.	13.858
Chrobot Reisebüro	0.362
PBP Orbis Sp. z o.o.	0.185

Natural persons	1.158

According to possessed information, no changes occurred in respect of the shareholding of Orbis Transport shareholders since the date of submission of the preceding quarterly report .

7.4 As at March 31, 2003, the initial capital of Orbis Casino Sp. z o.o. amounts to PLN 2,592,000.00. The company's shareholders include:

ORBIS S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

8. Other events affecting the financial standing of Companies forming the Orbis Group

8.1 On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 registered shares having a total nominal value of PLN 300,000 and constituting 9.9% of Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.
The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.
/Current report no 3/2003/

8.2 On April 1, 2003, "Orbis" S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eighth hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Current report no 5/2003/

8.3 The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003

8.4 The Management Board of "Orbis" S.A. will apply to the General Assembly of Shareholders to distribute the profit for the year 2002 amounting to PLN 31,056,963.89

1. to allocate the amount of PLN 15,390,781.17 for the Company's supplementary capital;
2. to allocate the amount of PLN 15,666,182.72 for dividend in the proportion of PLN 0.34 per 1 share.

In consultation with the National Depository for Securities, the Management Board has determined the dates related to dividend entitlement and payout:

1/ the dividend entitlement date shall be August 1, 2003;
2/ the dividend payout date shall be August 22, 2003.
/Current report no 7/2003/

9. Litigation initiated before courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 118 million, which corresponds to 10% of the equity shown in the consolidated balance sheet prepared as at March 31, 2003 were initiated against Companies forming the Orbis Group.

9.1 The case of the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. having its seat in Warsaw, at 28 Chocimska street in cooperation with our Office.The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The attorneys of Orbis S.A., in a pleading dated January 01, 2002 motioned that the company Hotel Europejski S.A. in Warsaw be summoned to participate in the litigation and that the State Treasury – Head of Warsaw County (presently President of the Capital City of Warsaw) be obligated to submit an agreement on giving the land for perpetual usufruct to the company Hotel Europejski S.A. to be attached to court files. In accordance with the Court's instruction, a pleading was filed specifying in detail legal grounds for asking HESA to participate in the case, together with copies of statement of claim and a copy of the pleading dated January 21, 2002. On December 21, 2002 a subsequent trial of the aforementioned case took place. It follows from the information provided by the Presiding Judge that, the company HESA has not joined the case in the capacity of an outside intervener to date. The court adjourned the consideration of the case and fixed a 2-month deadline for the attorneys to present a current position on that issue. In accordance to the Court order, attorneys of Orbis S.A., in a pleading dated February 19, 2003 upheld their hitherto position and moved that evidence from expert technical analyses be admitted and that the persons listed in the letter be summoned and heard. The proceedings are pending. (Case file no IC 459/00)
b) Proceedings were carried out before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. 588/00 of December 05, 2000 issued by the Voivod of the Mazowieckie Province annulling point 2 and 3 and upholding the

October 06, 1999, establish a title to perpetual usufruct of land located at 13 Krakowskie Przemieście street for the benefit of a company under the business name Hotel Europejski Spółka Akcyjna with a seat in Warsaw. By virtue of the decision of April 08, 2003 the Supreme Administrative Court rejected the complaint filed by ORBIS S.A. against the decision stating, in an oral substantiation, that it had not been proved that the Voivod's decision at issue violates the law. After the receipt of a written substantiation of the said ruling, decision will be made concerning the filing of the extraordinary appeal, if any. (Case file I S.A. 3163/02).

c) In a letter dated July 4, 2002, Orbis S.A. applied to the Head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of the Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. Owing to the change in the administrative system of the capital city of Warsaw, on November 19, 2002 a request, similar to that submitted to the Head of Commune, was addressed to the President of Warsaw, Mr. Lech Kaczyński to apply to the Minister of Internal affairs and Administration for the declaration of invalidity of the National Property Committee dated February 01, 1994. In a response to that request, dated March 10, 2003, Director of the Real Property Management, Geodesy and Cadastre Office of the Office of the Capital City of Warsaw stated that he shares the position adopted by the National Property Committee of February 01, 1994 and finds no grounds for requesting the declaration of invalidity of decisions concerning the refusal to take over the real estate at issue by the municipal management.

d) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, bricked, four-storey designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the Circuit Court through the intermediation of the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the Circuit Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that decision challenging the ruling of the Circuit Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the Circuit Court for re-consideration.

e) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the Circuit Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000.

the real estate located in Warsaw at 13 Krakowskie Przedmieście street, with an area of 5261 m^2 together with a building constructed thereon, with a total area of 21125 m^2 constituting a separate object of ownership of the complainant. Orbis S.A. does not plead defence and requests it be rejected.

9.2. Kasprowy Hotel in Zakopane.

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. On July 06, 2001 the President of the Housing and Municipal Office – in response to the complaint – moved that it be rejected. The date of the hearing has not been fixed.

9.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

9.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik

requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. The date of the hearing has not been fixed. The case is pending.

9.5. Mercure-Unia Hotel in Lublin.
Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al. Racławicka 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. The case is pending.

9.6. Gdynia Hotel in Gdynia.
Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2.

9.7. Polonez Hotel in Poznań.
Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

9.8. Sofitel Victoria.
On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors

Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to the perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 m^2. The President of the Housing and Municipal Development Office, by virtue of a notification dated October 11, 2002 informed that evidence had been collected and prior to the ruling being given the parties may – until October 30, 2002 – get acquainted with the files of the case, supplement the evidence as well as present their opinion in writing on gathered evidence and claims. The case is pending.

9.9. Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021.
By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002. The case is pending. On March 31, 2003 the President of the Housing and Municipal Development Office upheld the afore mentioned decision, against which Orbis S.A. will lodge a complaint.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the title to the perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated December 4, 2002. The case is pending.

9.10 Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. The hearing the date of which was fixed for February 24, 2003 was adjourned and a new date was not fixed.

9.11 Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,

- in Warsaw - Management Board's Office, at 16, Bracka street.
  - Sofitel Victoria

9.12 Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A. initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing" in the amount of PLN 2 per one room per month, assuming that the number of rooms equals 10,000. It is a modification of the initial action formulated as a request for payment of remuneration for the period between May 23, 1994 until January 01, 1995 for the use by Orbis S.A. of audiovisual works of art on the exploitation field "simultaneous and integral broadcasting of a programme by a radio and television organization" in the amount of PLN 4 per room per month, assuming that the number of rooms equals 10,000.

In the course of a hearing on January 30, 2003 the Court obligated Orbis to present the statement of subscription fees for television sets in the Orbis network and the Company's issuing prospectus. At the hearing held on March 17, 2003. the proxy of Orbis S.A put forward arguments that while it is true that the copyright creates a monopoly of collective management organization for collecting royalties for authors, this does not hold true for all of them – not for those who have entrusted the organization with their copyrights. Therefore, the court obligated the Association of Polish Film Makers to present a model of a contract between the association and the author and to inform the court about the number of contracts executed.

9.13 Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.

Action was brought before the Arbitration Court in Vienna by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under the Polish law, against Orbis S.A. The company Prenad performed works in connection with the modernization of Hotel Forum. The claims concerns performed but not invoiced works, interest for delayed payment of prepayment and other delays in payments as well as a request to redress the damage that Prenad had allegedly incurred due to delays in performance of works related to the performance of the contract. Total value of amounts claimed by claimants amounts to SEK 14,262,706.

14. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 2003 1 EUR = PLN 4,4052
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4,2474
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 2002 1 EUR = PLN 3,6036